FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

PolyMet Mining Corp. (the "Company" or "PolyMet") 444 Cedar Street, Suite 2060

St. Paul, MN 55101

2. Date of Material Change

November 7, 2023

3. News Release

On November 7, 2023, the Company issued a news release regarding the material change. The news release was disseminated through the facilities of a recognized newswire service. The news release was subsequently filed on SEDAR+.

4. Summary of Material Change

On November 7, 2023, the Company completed the previously announced statutory plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "BCBCA") involving the Company and Glencore AG ("Glencore"). Pursuant to the Arrangement, Glencore acquired the approximately 17.82% of the issued and outstanding common shares of PolyMet ("Common Shares") that Glencore did not already own (the "Arrangement").

5.1 Full Description of Material Change

On November 7, 2023, the Company completed the previously announced Arrangement whereby Glencore acquired the approximately 17.82% of the issued and outstanding Common Shares that Glencore did not already own for US$2.11 in cash per Common Share.

The Arrangement was effected by way of a court-approved plan of arrangement under the BCBCA on November 7, 2023. The consummation of the Arrangement was subject to a number of conditions customary to transactions of this nature, including, among others (i) the approval of at least two-thirds of the votes cast by the Company's shareholders at a special meeting of shareholders of the Company; (ii) the approval of a simple majority of the votes cast by disinterested shareholders at such meeting; and (iii) court approval.

The Company has applied to have the Common Shares delisted from the Toronto Stock Exchange and the NYSE American and has applied to cease to be a reporting issuer under Canadian securities laws.

Prior to the completion of the Arrangement, Glencore held 159,806,774 Common Shares, representing approximately 82.18% of the issued and outstanding Common Shares. Pursuant to the Arrangement, Glencore acquired 34,653,477 Common Shares, representing all of the issued and outstanding Common Shares not already owned by Glencore. Accordingly, following the completion of the Arrangement, the Company became a wholly-owned subsidiary of Glencore.

5.2 Disclosure for Restructuring Transactions

Not applicable

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Mohit Rungta, Chief Financial Officer
PolyMet Mining Corp.

(651) 389-4100

9. Date of Report

November 8, 2023